Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Terms
•      Companies have entered into a non-binding MOU to combine their holdings under a single parent entity
•      Would result in new Latin American airline group that would be among the world’s leading airlines
•      TAM shareholders would be offered 0.90 shares of LATAM common stock for each share of TAM

Benefits to Consumers and Communities
•      Seamless travel: an increase in flights, destinations, and connections
•      LATAM will fly to more than 115 destinations in 23 countries
•      All existing routes will be maintained and new service/cities added
•      Would be among the leading airline groups in the world in terms of passengers carried
•      Comprehensive, expanded loyalty program
•      Cargo customers would have access to the most extensive cargo network in Latin America - with more capacity, frequency, and destinations than any other carrier
•      45+ million passengers combined in 2009
•      Combined cargo of 832,000 tons combined in 2009
•      Travel across Latin America, between Latin America and the world

Leadership and Headquarters
•      Mauricio Rolim Amaro – Chairman of the Board of LATAM
•      Enrique Cueto – CEO of LATAM
•      Maria Claudia Amaro – Chairman of the Board of TAM S.A.
•      Marco Bologna – CEO of TAM S.A.
•      Libano Barroso – CEO of TAM Linhas Aéreas
•      Ignacio Cueto – CEO of LAN
•      LAN HQ in Santiago, TAM HQ in Sao Paulo
•      Both existing operating certificates and brands will be retained

Employee Benefits
•      Employees would benefit from enhanced career opportunities and faster growth
•      Scale and diversity of the new carrier would help promote stability and greater financial strength, benefiting all stakeholders including employees

Financial Benefits
•      Annual synergies of approximately US $400 million
•      Expected to come broadly in equal proportion from alignment of the passenger networks, growth in the cargo network and reduced costs
•      Would expect to implement ~1/3 of synergies in year one; 100% by year three
•      One-time transaction costs largely offset by the end of year one
•      Combined revenues of US $8.5 billion (2009)
•      Potential integration risks should be mitigated by complementary nature of networks

Closing Conditions	• Subject to both airlines entering into a binding definitive agreement and satisfaction of conditions, including corporate and shareholder approvals and actions and regulatory approvals

Forward Looking Statements
This report contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:
This report relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This report is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan.com, or to TAM through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam.com.br.